# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Martin Midstream Partners L.P., CIK 0001176334
CUSIP: 573331105
Title of class of securities: Common Units representing limited partnership interests
Address of issuer's principal executive offices: 4200 B Stone Road, Kilgore, Texas (TX), 75662
Date of event which requires filing of this statement: 06/03/2025
Filed by CIK 0001201198
Persons authorized to receive notices and communications: Chris Booth, 4200 B Stone Road, Kilgore, Texas (TX), 75662, 903-983-6443

## Reporting persons
- Ruben S. Martin III (CIK 0001201198): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,885,998.49; shared voting power 6,982,473; sole dispositive power 3,885,998.49; shared dispositive power 6,982,473; aggregate amount beneficially owned 10,868,471.49 (27.8% of the class)
  Comment: (1) Includes: (i) 159,391.87 Common Units held of record directly by the reporting person and (ii) 3,726,606.62 Common Units held of record by Senterfitt Holdings Inc., for which the reporting person is the sole shareholder and sole director and has sole voting and investment power.
  
  (2) The reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these Common Units. The reporting person disclaims beneficial ownership of these Common Units, except to the extent of his pecuniary interest therein.
  
  (3) Includes 6,982,473 Common Units held of record by Martin Resource Management Corporation, for which Mr. Martin is the chairman of the board of directors and its president, indirectly through its wholly-owned subsidiaries as follows: 4,203,823 Common Units held directly by Martin Resource LLC, 1,889,206 Common Units held directly by Martin Product Sales LLC ("Martin Product"), and 889,444 Common Units held directly by Cross Oil Refining & Marketing, Inc.
  
  (4) Based upon 39,055,086 Common Units outstanding as of June 3, 2025.
- Senterfitt Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 3,726,606.62; shared voting power 0; sole dispositive power 3,726,606.62; shared dispositive power 0; aggregate amount beneficially owned 3,726,606.62 (9.5% of the class)
  Comment: Based upon 39,055,086 Common Units outstanding as of June 3, 2025

## Item 1. Security and Issuer
Title of class of securities: Common Units representing limited partnership interests
Name of issuer: Martin Midstream Partners L.P.
Address of issuer's principal executive offices: 4200 B Stone Road, Kilgore, Texas (TX), 75662
Comment:
This joint statement on Schedule 13D (this "Schedule 13D") relates to common units representing limited partner interests ("Common Units") of Martin Midstream Partners L.P., a Delaware limited partnership (the "Issuer"), beneficially owned by the reporting persons. The address of the principal executive offices of the Issuer is 4200 B Stone Road, Kilgore, Texas 75662.

This Schedule 13D is intended to serve as an Amendment No. 7 ("Amendment No. 7") to the joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the reporting persons on December 10, 2021, as amended on March 24, 2022 ("Amendment No. 1"), July 21, 2023 ("Amendment No. 2"), May 24, 2024 ("Amendment No. 3"), October 3, 2024 ("Amendment No. 4"), December 30, 2024 ("Amendment No. 5"), and May 1, 2025 ("Amendment No. 6") (such joint statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, the "Original Schedule 13D"). The purpose of this Amendment No. 7 is to report the acquisition of Common Units by Martin Product. Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference. The Original Schedule 13D shall not be modified except as specifically provided herein.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: See Item 2(a) above.
Criminal convictions in the last five years: See Item 2(a) above.
Civil proceedings (securities laws) in the last five years: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

As of June 3, 2025, Martin Product has acquired 427,239 of the Issuer's Common Units at an average price of $2.99 per Common Unit since Amendment No. 6 was filed. The funds paid by Martin Product to make such purchase came from working capital and the purpose of the acquisition was for investment purposes.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Item 3 of this Amendment No. 7 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages of this Amendment No. 7 and the information set forth in Item 4 of this Amendment No. 7 is incorporated herein by reference.

The aggregate number and percentage of the Common Units beneficially owned by each reporting person as of June 3, 2025 is stated in Items 11 and 13 on that reporting person's cover page hereto. Mr. Martin may be deemed the beneficial owner of 10,868,471.49 Common Units, which represent 27.8% of the outstanding Common Units as of June 3, 2025 based on 39,055,086 Common Units outstanding as of June 3, 2025, and includes 6,982,473 Common Units held of record by MRMC, for which Mr. Martin is the chairman of the board of directors and its president, directly and indirectly through MRMC's wholly-owned subsidiaries as follows: includes 6,982,473 held directly by Martin Resource Management Corporation, which includes 4,203,823 Common Units held directly by Martin Resource LLC, 1,889,206 Common Units held directly by Martin Product, and 889,444 Common Units held directly by Cross Oil Refining & Marketing, Inc. Mr. Martin has shared voting and dispositive power with respect to such shares. Senterfitt Holdings Inc. ("Senterfitt") may be deemed the beneficial owner of 3,726,606.62 Common Units as of June 3, 2025. Each reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such reporting person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these Common Units. Each reporting person disclaims beneficial ownership of these Common Units, except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: The reporting persons have not effected any transactions in the Common Units during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Item 4 of this Amendment No. 7 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Ruben S. Martin III: Ruben S. Martin III, /s/ Ruben S. Martin III, President (06/04/2025)
- Senterfitt Holdings Inc.: Senterfitt Holdings Inc., /s/ Ruben S. Martin III, President (06/04/2025)